UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Internet America, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46058Y109

(CUSIP Number)

John N. Palmer, Sr.
1671 Lelia Drive
Jackson, Mississippi 39216

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46058Y109	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John N. Palmer Sr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 451,957
	8.	SHARED VOTING POWER 1,706,575
	9.	SOLE DISPOSITIVE POWER 451,957
	10.	SHARED DISPOSITIVE POWER 1,706,575

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,158,532 (1,305,290 common, 853,242 preferred stock)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3% of common stock and 31.4% of preferred stock
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 46058Y109	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J. N. Palmer Family Partnership, L. P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Mississippi

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 76,666
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 76,666

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,666 of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% of common stock
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 46058Y109	13D	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Palmer Foundation, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Mississippi

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 700,000
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 700,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,000 of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% of common stock
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 46058Y109	13D	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gulf South Capital, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Mississippi

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 929,909
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 929,909

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 929,909 (76,667 common, 853,242 preferred stock)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% of common stock and 16.6% of preferred stock
14.	TYPE OF REPORTING PERSON (see instructions) CO

Item 1.  Security and Issuer.

Internet America, Inc.’s (the “Issuer”) common stock (“Common Stock”) and Series A Preferred Stock (“Preferred Stock”)

Internet America

6210 Rothway Street, Suite 100

Houston, Texas 77040

Item 2.  Identity and Background.

Information for John N. Palmer - In his individual capacity and as an executive of Gulf South Capital, Inc. and the John N. Palmer Foundation, Inc. and the general partner of J. N. Palmer Family Partnership, L. P.

John N. Palmer, Sr. (“Palmer”)	President and CEO of Gulf South Capital, Inc. General Partner of J. N. Palmer Family Partnership, L. P. General Partner of John N. Palmer Foundation, Inc.
Residence or business address:	1671 Lelia Drive Jackson, MS 39216
Present principal occupation or employment:	President and CEO of Gulf South Capital, Inc. General Partner of J. N. Palmer Family Partnership, L. P. General Partner of John N. Palmer Foundation, Inc.
Address of employer or occupation:	1671 Lelia Drive Jackson, MS 39216
Citizenship:	USA
Title of class of securities:	Common Stock and Preferred Stock
CUSIP number:	46058Y109

Information for J. N. Palmer Family Partnership, L. P.

J. N. Palmer Family Partnership, L. P. (the “Family Partnership”)
Place of Organization:	Mississippi - Limited Partnership
Principle Business:	Business Services
Address of Principal Business:	1671 Lelia Drive Jackson, MS 39216
Address of Principal Office	1671 Lelia Drive Jackson, MS 39216
Title of Class of Securities:	Common Stock
CUSIP Number:	46058Y109

John N. Palmer is the general partner of the J. N. Palmer Family Partnership, L. P., and his information under “Information for John N. Palmer” above is incorporated here by reference.

Information for John N. Palmer Foundation, Inc.

John N. Palmer Foundation, Inc. (the “Foundation”)
Place of Organization:	Delaware – 501(c)(3)
Principle Business:	Charitable Activity
Address of Principal Business:	1671 Lelia Drive Jackson, MS 39216
Address of Principal Office	1671 Lelia Drive Jackson, MS 39216
Title of Class of Securities:	Common Stock
CUSIP Number:	46058Y109

6

John N. Palmer is the general partner of the John N. Palmer Foundation, Inc., and his information under “Information for John N. Palmer” above is incorporated here by reference.

James B. Palmer (“J. B. Palmer”)	Director
Residence or business address:	1671 Lelia Drive Jackson, MS 39216
Present principal occupation or employment:	Self-employed
Address of employer or occupation:	1671 Lelia Drive Jackson, MS 39216
Citizenship:	USA
Title of class of securities:	None
CUSIP number:	N/A

Susan P. Amaro (“Amaro”)	Director
Residence or business address:	1671 Lelia Drive Jackson, MS 39216
Present principal occupation or employment:	Self-employed; homemaker
Address of employer or occupation:	1671 Lelia Drive Jackson, MS 39216
Citizenship:	USA
Title of class of securities:	None
CUSIP number:	N/A

Patricia P. McClure	Director
Residence or business address:	1671 Lelia Drive Jackson, MS 39216
Present principal occupation or employment:	Not employed; homemaker
Address of employer or occupation:	1671 Lelia Drive Jackson, MS 39216
Citizenship:	USA
Title of class of securities:	None
CUSIP number:	N/A

Information for Gulf South Capital, Inc.

Gulf South Capital, Inc. (“Gulf South”)
Place of Organization:	Mississippi – Subchapter S Corporation
Principle Business:	Portfolio Management
Address of Principal Business:	1671 Lelia Drive Jackson, MS 39216
Address of Principal Office	1671 Lelia Drive Jackson, MS 39216
Title of Class of Securities:	Common Stock and Preferred Stock
CUSIP Number:	46058Y109

7

John N. Palmer is the President, Chief Executive Officer, and the sole director of the Gulf South, and his information under “Information for John N. Palmer” above is incorporated here by reference.

H. Michael Kerce (“Kerce”)	Executive Vice President Chief Financial Officer
Present principal occupation or employment:	Vice President, Chief Financial Officer, and Chief Operating Officer of Gulf South
Address of employer or occupation:	1671 Lelia Drive Jackson, MS 39216
Citizenship:	USA
Title of class of securities:	None
CUSIP number:	N/A

Other Information

No entity or individual listed above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

The following purchases were made by Palmer, the Family Partnership, the Foundation, or Gulf South Capital, Inc.:

On or about March 11, 2005, Palmer purchased 27,194 shares of the Issuer’s Common Stock at a purchase price of $0.954 per share, for an aggregate purchase price of $27,194.

On or about May 20, 2005, Palmer purchased 76,667 shares of the Issuer’s Common Stock at a purchase price of $0.75 per share, for an aggregate purchase price of $57,500. These shares were purchased through the John N. Palmer Family Partnership, an entity in which John N. Palmer Sr. is the General Partner and owns 40% interest.

On or about May 20, 2005, Palmer purchased 76,666 shares of the Issuer’s Common Stock at a purchase price of $0.75 per share, for an aggregate purchase price of $57,500. These shares were purchased through Gulf South Capital, Inc., an entity in which John N. Palmer Sr. is the Founder, Sole Shareholder, and Chairman.

On or about December 1, 2007, Palmer purchased 853,242 shares of the Issuer’s Preferred Stock at a purchase price of $0.586, for an aggregate purchase price of $500,000. These shares were purchased through Gulf South Capital, Inc., an entity in which John N. Palmer Sr. is the Founder, Sole Shareholder, and Chairman.

On or about December 31, 2010, Palmer purchased 423,449 shares of the Issuer’s Common Stock at a purchase price of $0.25, for an aggregate purchase price of $105,862.

On or about December 31, 2014 the Family Partnership distributed 700,000 shares of Common Stock to Palmer, who then donated the 700,000 shares of Common Stock to the Foundation, effective on that date, for no consideration.

All of the capital stock purchased by Palmer was purchased with personal funds.

Item 4.  Purpose of Transaction.

Palmer acquired the shares of capital stock of the Issuer for investment purposes, but may transfer or sell such shares as necessary and in accordance with applicable securities laws, subject to the Voting Agreement discussed below.

Palmer intends to monitor and evaluate his investment in the Issuer in light of pertinent factors, including market conditions, the Issuer’s performance and prospects, conditions in the Issuer’s industry and general economic conditions. Palmer may make additional purchases of the Issuer’s Preferred Stock and/or Common Stock in the future through market transactions or otherwise maintain its current investment or dispose of all or a portion of the Preferred Shares that it currently owns or may hereafter acquire provided that such purchases and sales are otherwise made in compliance with the terms and conditions of any agreements between the Issuer and Palmer, including the Voting Agreement discussed below. Palmer may also convert his Preferred Shares to Common Shares as provided for in the Statement of Resolution of Series A Preferred Stock.

8

On April 17, 2015, the Issuer and AirCanopy Internet Services, Inc., a Texas corporation (the “Purchaser”), entered into an asset purchase agreement (the “Purchase Agreement”) whereby the Issuer agreed to sell substantially all of its assets to the Purchaser (the “Asset Sale”).

Simultaneously with the execution and delivery of the Purchase Agreement, the Issuer entered into a Voting Agreement and Irrevocable Proxy (the “Voting Agreement”) with Palmer (a beneficial owner of more than 5% of the voting securities of the Issuer), William E. Ladin, Jr. (“Ladin”) (CEO and Chairman of the Board of the Issuer), and Steven G. Mihaylo (a beneficial owner of more than 5% of the voting securities of the Issuer), as well as certain entities related to the foregoing. These entities include for (a) John Palmer: J. N. Palmer Family Partnership, GulfSouth Capital, Inc., John Palmer Foundation, Inc.; and for (b) Steven G. Mihaylo: Trustee of the Steven G. Mihaylo Trust and Summit Growth Management, LLC.

In each case, each person other than the Issuer who is party to the Voting Agreement entered into it solely in its capacity as a stockholder. The stockholders that are party to the Voting Agreement own approximately 58.5% of the total voting power of the Issuer in the aggregate (including Common Stock held by holders of Preferred Stock on an as-converted to Common Stock basis and vested options). The Voting Agreement (i) generally requires that the stockholders party thereto vote all of their shares of the Issuer’s voting stock in favor of the Asset Sale and against alternative transactions, (ii) generally requires that the stockholders party thereto take any actions necessary to cause the appointment of Mr. Mihaylo and other directors to the Issuer’s board of directors, (iii) includes an obligation for Mr. Mihaylo and his related entities to dismiss an existing suit against the Issuer and a conditional release of claims by and among the Issuer and the stockholders party thereto and (iv) generally requires that the stockholders party thereto not transfer their shares. In addition, in connection with the Voting Agreement, Justin McClure and Dean L. Greenberg, both of whom are current directors of the Issuer, delivered irrevocable resignations, only triggered upon the distribution of amounts received by the Issuer in connection with the Purchase Agreement (other than certain amounts held in escrow). The Voting Agreement terminates upon (a) the closing of the transactions contemplated under the Purchase Agreement or (b) the two year anniversary of executing the Voting Agreement.

The stockholders, including Palmer, who executed the Voting Agreement also granted Ladin (or whoever Ladin may designate), pursuant to the Voting Agreement, an irrevocable proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote during the term of the Voting Agreement with respect to the shares subject to the Voting Agreement in accordance with the Voting Agreement.

The description of the Voting Agreement in this Amendment No. 3 does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit 99.1 hereto, and is incorporated herein by reference.

If the Issuer’s shareholders approve a winding up and liquidation of the Issuer concurrent with or after the approval of the Asset Sale and the Issuer winds up and liquidates, the Issuer’s securities may become delisted from its inter-dealer quotation system and may become eligible to terminate its registration under the Exchange Act as part of the process of such winding up and liquidation of the Issuer.

Except as set forth above, Palmer has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. Palmer may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

Palmer has sole voting and dispositive power with respect to 451,957 shares of Common Stock and shares voting and dispositive power with respect to 2,158,532 shares (1,305,290 shares of Common Stock and 853,242 shares of Preferred Stock) of the reported securities and 12.3% ownership of the shares of Common Stock and 31.4% of the shares of Preferred Stock. The Family Partnership has shared voting and dispositive power with respect to 76,666 shares of Common Stock of the reported securities and 0.5% ownership of the Common Stock. The Foundation has shared voting and dispositive power with respect to 700,000 shares of Common Stock of the reported securities and 4.2% ownership of the Common Stock. Gulf South has shared voting and dispositive power with respect to 929,909 shares (76,667 shares of Common Stock and 853,242 shares of Preferred Stock) of the reported securities and 0.5% ownership of the shares of Common Stock and 16.6% of the shares of Preferred Stock.

9

Palmer and the other signatories to the Voting Agreement may be considered a group within the meaning of Section 13(d)(3) of the Exchange Act. The interests of each of the signatories to the Voting Agreement in the Issuer is reported in Annex A to the Voting Agreement, which is incorporated herein by reference. Ladin may direct the vote of the 11,538,104 shares of Common Stock and Preferred Stock beneficially owned by Ladin, John Palmer, J.N. Palmer Family Partnership, Gulf South Capital, Inc., John Palmer Foundation, Inc., Steve G. Mihaylo, Steven G. Mihaylo, Trustee of the Steven G. Mihaylo Trust, and Summit Growth Management, LLC solely according to the Voting Agreement. Palmer disclaims beneficial ownership over the Common Stock and Preferred Stock held or beneficially owned by the other members of the group, including Ladin, Steve G. Mihaylo, Steven G. Mihaylo, Trustee of the Steven G. Mihaylo Trust, and Summit Growth Management, LLC.

There have been no transactions in the Issuer’s capital stock effected by Palmer during the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As discussed above the parties to the Voting Agreement are: the Issuer, William E. Ladin, Jr., John Palmer, J.N. Palmer Family Partnership, Gulf South Capital, Inc., John Palmer Foundation, Inc., Steve G. Mihaylo, Steven G. Mihaylo, Trustee of the Steven G. Mihaylo Trust, and Summit Growth Management, LLC. The discussion of the Voting Agreement in Item 4 above is incorporated herein by reference. The description of the Voting Agreement in this Amendment No. 3 does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit 99.1 hereto, and is incorporated herein by reference.

On October 17, 2007, the Issuer entered into a Purchase Agreement (the “Preferred Stock Purchase Agreement”) with certain purchasers (which purchasers include Palmer, and are collectively referred to herein as the “Purchasers”), pursuant to which the Issuer sold 2,889,076 shares of preferred stock for a per share purchase price of $0.586 in a privately-negotiated transaction. Palmer purchased 853,242 shares of such preferred stock for aggregate consideration of approximately $500,000. The Preferred Stock Purchase Agreement contains customary representations, warranties and indemnification provisions. This description of the Preferred Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Preferred Stock Purchase Agreement, which is incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K, filed on October 23, 2007.

In connection with the Preferred Stock Purchase Agreement, the Issuer and the Purchasers entered into a Registration Rights Agreement dated as of October 17, 2007 (the “Preferred Stock Registration Rights Agreement”), pursuant to which the Issuer has agreed to grant “piggyback” registration rights to the Purchasers. This description of the Preferred Stock Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Preferred Stock Registration Rights Agreement, which is incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K, filed on October 23, 2007.

Item 7.  Material to Be Filed as Exhibits.

99.1	Voting Agreement, dated April 17, 2015, by and among the Issuer, William E. Ladin, Jr., John Palmer, J. N. Palmer Family Partnership, Gulf South Capital, Inc., John Palmer Foundation, Inc., Steve G. Mihaylo, Steven G. Mihaylo, Trustee of the Steven G. Mihaylo Trust, Summit Growth Management, LLC.

10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2015	/s/ John N. Palmer, Sr.
John N. Palmer, Sr

Dated: May 6, 2015	J.N. PALMER FAMILY PARTNERSHIP, L. P.

	By:	/s/ John N. Palmer, Sr.
John N. Palmer, Sr., GP

Dated: May 6, 2015	John Palmer Foundation, Inc.

	By:	/s/ John N. Palmer, Sr.
John N. Palmer, Sr., GP

Dated: May 6, 2015	GULF SOUTH CAPITAL, INC.

	By:	s/ H. Michael Kerce
H. Michael Kerce, EVP & CFO